EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT IRI:	ATTN MEDIA:
Betty Ho	Haris Tajyar	Video News Release Available
VP, Corp. Develop.	Managing Partner	See Satellite Coordinates Below
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
FEBRUARY 8, 2005
LJ INTERNATIONAL TO EXPAND MACAU MEGA-STORE
BY TWO THOUSAND ADDITIONAL SQUARE FEET
Company’s 10,000 Square-Foot Jewelry Store to Be Asia’s
Largest; Expected Store to Contribute Revenues of At Least
$2-$3 Million in its First Year of Full Operation
HONG KONG and LOS ANGELES, February 8, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it will be expanding its ENZO retail mega-store in Macau by an additional two-thousand square feet in anticipation of higher than expected demand. As previously reported, the Company held its soft opening for its Macau store on New Year’s Eve, 2005, in conjunction with the grand opening of Macau’s new Fisherman’s Wharf retail and entertainment center. Including the additional expansion, the store is expected to be in full operation by the third quarter of this year.
“The opening of our Macau store is truly a significant milestone in the execution of our ENZO growth strategy in Greater China,” said LJI Chairman and CEO Yu Chuan Yih. “As the ‘Las Vegas of Asia,’ Macau is prime destination not only for gambling but for other recreation as well — including shopping, dining and other family activities. As a result, it expected to draw at least 15 million to 20 million visitors just in its first year and steadily grow from there. Our new mega-store places ENZO in a prime position to offer a full range of products to millions of affluent customers throughout the year. We are also pleased to be able to execute a faster track record of new store openings than all of our foreign competitors put together, including Tiffany & Co., which recently announced plans to open a 2,000 square foot store in Macau later this year.”

The Macau store, at 10,000 square feet, will represent the largest jewelry retail store so far in LJI’s rapidly expanding ENZO division of retail jewelry stores in Greater China as well as the largest in all of Asia. At the end of January 2006, ENZO had 20 retail stores in operation — one in Hong Kong, one in Macau, and 18 in key cities elsewhere in Mainland China. This pace of expansion, which so far has been well ahead of schedule, is expected to continue in 2006, with at least 40 stores opened by the end of the year.
Macau: Ideal Location for ENZO
Macau is the gaming center of Asia and one of the region’s most important tourist centers. The ENZO store is located at one of the former colony’s prime destinations, the new Macau Fisherman’s Wharf. This project, Macau’s largest since the former Portuguese colony was ceded to the People’s Republic of China in 1999, has been co-developed by renowned magnate Dr. Stanley Ho and by David Chow, a current legislative member of Macau, with a total investment expected to be about $150 million. Among its attractions are restaurants, souvenir shops, a theme park and even a man-made volcano.
Macau Store to Add New Revenue Stream to LJI
The Macau mega-store is expected to add a new and higher margin revenue stream to LJI’s financials in 2006 and beyond. As was announced in August, 2005, the Company projects sales from the new store to possibly double or triple the $80,000-per-month initial volume of the ENZO flagship store in Shanghai. This would translate into annual sales of between $1.9 million to $2.9 million based only on this one store, exceeding prior projections.
Based on preliminary estimates, LJI expects its ENZO Division to significantly grow its revenues and achieve breakeven financial results, at least at EBITDA level, this year. The Company also noted that it is well-ahead of its schedule of opening at least 100 stores by 2008, which would result in the contribution of at least $40 million in additional annual revenues to LJI. These higher-margin revenues coupled with the Company’s core business of selling jewelry in volume to some of the largest retailers in the U.S. is expected to accelerate the Company’s financial growth going forward.
If you would like to be added to LJI’s investor email lists or have additional questions, please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.
Video News Release Accessible to Media
Details on ENZO’s Macau mega-store, plus comments from a well-respected financial analyst and Mr. Yih, are available to the broadcast media via a video news release (VNR). This can be accessed today, Wednesday, February 8, 2005, via Satellite Feed from 14:00— 14:15 EST at: IA-5C Transponder 9, Downlink: 3880 MHz (V). Or contact Mark Hirsch or Ike McFadden at 561-750-7590 for immediate access.

About LJ International Inc.
LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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